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                                                                 Exhibit (a)(21)


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                       NATIONWIDE ANSWERS YOUR QUESTIONS
                       NATIONWIDE HOTLINE: 1-877-655-6417

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                                August 26, 1998

Q#1: WHAT ARE THE OPPORTUNITIES FOR WORKING FROM HOME? DO YOU HAVE JOB SHARING PROGRAMS?

          The company provides alternate work environment (AWE) schedules (part-time, job sharing, compressed workweek and telecommuting). The AWE work schedules are determined by business need and subject to supervisory approval.

Q#2: HOW MANY WEEKLY HOURS MUST AN EMPLOYEE WORK TO BE ELIGIBLE FOR HEALTH AND DENTAL BENEFITS?

          Enterprise employees regularly scheduled to work at least 19.375 hours per week (approximately 1,007 hours per year) are generally eligible to participate in medical and dental coverage.

Q#3:      HOW MANY VACATION HOURS CAN A PART-TIME EMPLOYEE CARRY OVER?

          Enterprise employees can generally carry over 10 days. A day is defined as one tenth of the regularly scheduled hours within a biweekly pay period.

Q#4:      WHAT ARE NATIONWIDE'S PAID HOLIDAYS?

          Enterprise employees generally qualify for eight holidays -- New Year's Day, Memorial Day, Fourth of July, Labor Day, Thanksgiving
          Day and the following Friday, and Christmas (2 days). When the Fourth of July occurs on a Tuesday or Thursday, another holiday is generally observed on the preceding Monday of subsequent Friday, as appropriate.

Q#5: IF I DIRECTLY ROLL MY ESOP MONEY INTO THE NATIONWIDE INSURANCE ENTERPRISE SAVINGS PLAN (NIESP) WILL I PAY ANY TAX PENALTIES AT THIS TIME?

          No.

Q#6: THE NATIONWIDE BULLETIN DATED 8/5/98 INDICATES THAT FUNDS IN THE NIESP HAVE SOME AVAILABILITY PRIOR TO AGE 59 1/2. CAN YOU EXPLAIN THOSE PROVISIONS?

          The NIESP is a tax-qualified savings plan, and provides a limited number of distribution options prior to termination of employment. The NIESP provides that company contributions and earnings on those contributions are available for withdrawal after completing 60 months of vesting service. Participants receive a month of vesting service for each calendar month in which they have an hour of service. All funds are available for distribution after termination of employment -- whether that occurs prior to or after reaching age 59 1/2. However, a 10% tax penalty generally applies to the taxable portion of any distribution made prior to age 59 1/2 unless funds are rolled over to an Individual Retirement Account or another tax-qualified plan. As with most tax provisions, there are exceptions to these rules. One such exception may apply to NIESP distributions after age 55 and termination of employment.
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Q#7:      IF I CHOOSE EARLY RETIREMENT, WHAT ARE THE OPTIONS AND PENALTIES FOR
          FUNDS IN AN IRA COMPARED TO THE NATIONWIDE INSURANCE ENTERPRISE SAVINGS PLAN (NIESP?

          Please refer to Question #17 of the 8/5/98 Update for the comparison between IRAs and the NIESP.

          The NIESP has multiple distribution options, deferral of distributions until a future date, monthly installments, ad hoc payments, and lump sum payments. There are no penalties from the NIESP. However, there are only a limited number of exceptions to premature (before age 59 1/2) withdrawal penalty tax.

          For comparison, there are a countless number of IRA products available for a rollover -- including some products offered on a favorable basis by Nationwide to Enterprise employees.

          You should always ask for your tax consultant's assistance prior to electing any distribution from the NIESP or an IRA.

Q#8: DOES MONEY IN AN IRA OR IN A 401(K) HAVE TO BE WITHDRAWN AT A CERTAIN AGE? WHEN DO WITHDRAWALS HAVE TO START? WHAT ARE THE WITHDRAWAL DIFFERENCES BETWEEN AN IRA AND A 401(K) PLAN?

          After termination of employment, NIESP participants can choose to take a withdrawal of any or all of their vested account balance at any time. Generally, NIESP distributions must begin when the participant reaches age 70 1/2 if he/she is no longer employed. You should check with each individual IRA trustee for the distribution options available after you reach age 70 1/2. Unlike NIESP, IRA distribution must start even if you are still actively employed. Generally, the same required distribution rules apply to both 401(k) plans and IRAs at age 70 1/2.

Q#9. SINCE THE FUNDS IN THE NIESP ARE VARIABLE ANNUITIES, WHAT IS THE DEATH BENEFIT? WHAT IS MY VALUE WHEN I DIE BEFORE RETIREMENT ESPECIALLY IN A DOWN MARKET?

          The funding vehicle for NIESP is a group annuity product. Unlike individual annuity products, which often guarantee that at death the account value will not be less than the amount contributed, group products do not typically include such a guarantee--nor do they charge for it. Thus, your death benefit under NIESP will be equal to your account value, and could be more or less than the amount you contributed.

          The NIESP death benefit is equal to the value of your account at retirement. The value of your account may fluctuate based on your investment fund selections. There is no change in value nor is there any specific charge to your account upon death.

Q#10:     WHAT IS THE DIFFERENCE BETWEEN A VARIABLE RATE ANNUITY AND MUTUAL
          FUNDS?

          Please refer to Question #10 from the August 12, 1998 Update
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Q#11:     SINCE ALLIED AND NATIONWIDE ARE DRAWING THIS OUT (DELAYING THE
          MERGER), ALLIED EMPLOYEES ARE LOSING MONEY BECAUSE THEY CAN'T ROLL THEIR FUNDS INTO THEIR IRAS AND BEGIN EARNING MONEY ON THEM. WHAT CAN BE DONE?

          As you point out, the price to be paid for shares of ALLIED stock was set some time ago. What has yet to be definitively set is what date the purchase will be executed at that price.

          Because of the legal complexities and the various state approvals all parties anticipated an extended period of time would be needed to complete the merger process.

          Today, the assets continue to be invested in ALLIED stock, as is required under the ESOP plan document. That plan does not provide for distribution in anticipation of the merger.

Q#12: WHEN WILL THE PLAN AMENDMENT BE FINALIZED TO ALLOW FIVE YEAR ALLIED PEOPLE TO ROLL TO THE NIESP?

          You need not have completed five years of service to roll distributions from other tax-qualified plans to the NIESP. All rollover amounts are fully vested. All otherwise eligible employees can elect to roll funds from their former employer tax-qualified pension and savings plans to NIESP. For example, if you previously worked for Principal, you could elect to roll over those funds to NIESP once you are otherwise eligible to participate. You will be notified well in advance of the date when rollovers can be accomplished, and, we anticipate at least one more set of employee meetings to review the NIESP provisions.

Q#13: THE NIESP FUNDS ARE WRITTEN THROUGH A VARIABLE ANNUITY PRODUCT. IS THERE A MINIMUM GUARANTEE?

          No. Please refer to Question #9 from the August 12, 1998 Update.

Q#14:     WHAT IS THE CALIFORNIA VACATION SCHEDULE?

          California employees earn a comparable number of vacation/personal days as are offered to other Enterprise employees. Unlike employees in other states, where there is a carryover provision of 10 days, California employees are subject to maximum accumulation provisions. This maximum accumulation provision stops accruals once the employee reaches this level of vacation--until the employee uses vacation. California vacation is actually accrued on a daily basis, however, a quarterly equivalent is shown:

                                     Days accrued per
                  Years of Service   Calendar Quarter    Maximum Accumulation

                  Year of Hire       2.0
                  2 Years            3.0                 20 days
                  STARTING JANUARY 1 OF THE YEAR YOUR ANNIVERSARY YEAR OCCURS:
                  2-4 years          3.0                 22 days
                  5-14 years         4.5                 28 days
                  15-24 years        5.5                 32 days
                  25 years or more   7.0                 38 days

          In applying this schedule, one day equals one-tenth of the regularly scheduled bi-weekly hours of work. Accruals in the current year are granted in the current year.




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Q#15:     IF YOU TAKE A LOAN OUT ON YOUR 401(K) PROGRAM, WHEN YOU PAY THE LOAN
          BACK ARE YOU ALSO ALLOWED TO HAVE ONGOING EMPLOYEE CONTRIBUTIONS INTO THE 401(K) PROGRAM?

          Yes. A NIESP loan generally does not affect your ability to make contributions to NIESP.

Q#16: PLEASE GIVE AN EXAMPLE HOW PART-TIME EMPLOYEE BENEFITS ARE FIGURED. CAN'T FIGURE HOW YOU ARE FIGURING THIS. PLEASE EXPLAIN.

          Since part-time employees participate in all the same benefits as full-time employees, we currently require them to pay the same contributions to secure medical and dental coverage. Part-time employees can elect to cover the employee only, employee and spouse, employee and children, or employee and spouse and children.

          Benefits under many of the other Nationwide plans are a function of direct pay. Since part-time employees receive less pay because they work fewer hours, their coverage/benefits under many plans is proportional to their pay (life insurance, long term disability, company matching contribution in the NIESP, accrued benefits under the Nationwide Insurance Enterprise Retirement Plan).

          Finally, since part-time employees work fewer hours than full-time employees in a biweekly pay period, the number of hours of vacation and sick leave benefits is proportional to the number of hours they work. For example, if the regular hours worked in a biweekly pay period is 80 hours, and you are regularly scheduled to work half time, 40 hours every two weeks, each day of vacation you are awarded is equal to 1/10th of 40 hours or 4 hours of pay.

Q#17: PLEASE EXPLAIN HOW DENTAL COVERAGE IS HANDLED IF A PERSON LEAVES THE COMPANY/OR IS LAID OFF DUE TO THIS MERGER/OR IF NATIONWIDE DOES NOT OPT TO HAVE DENTAL COVERAGE? MY CONCERN IS MY HUSBAND AND I ARE LOOKING AT GETTING BRACES ON OUR SON STARTING IN SEPTEMBER. THE WHOLE PACKAGE RUNS BETWEEN $3,000 AND $4,000. WE NEED TO KNOW IF THIS COVERAGE IS AUTOMATICALLY COVERED ONCE STARTED. WOULD PRINCIPAL STILL PAY UP TO THE 50% BENEFIT OR WOULD A PERSON HAVE TO GO UNDER COBRA?

          Your current Principal coverage is expected to continue up through December 31, 1998. No decisions have been made with respect to dental coverage. Should a change be made, we would anticipate adopting transition rules that avoid significant reductions in benefits for treatment in progress. COBRA would only be available if you had a "qualifying event", such as the actions you identified - leave the company, layoff, etc. In such a situation, the COBRA coverage would be the same as the coverage offered to active employees.

Q#18: WE HAVE SEEN THE VACATION AND SICK DAY DISTRIBUTION SCHEDULES BASED ON YEARS OF SERVICE AND UNDERSTAND THAT ALLIED EMPLOYEES WILL RECEIVE CREDIT FOR THEIR YEARS OF ALLIED SERVICE. HOWEVER, THERE HAS BEEN NOTHING STATED WHEN THESE DAYS WILL BE DISTRIBUTED FOR 1999. IT APPEARS NATIONWIDE USES AN ANNIVERSARY OF HIRE DATE FOR THEIR DISTRIBUTION, BUT ALLIED USED THE FIRST OF EACH NEW YEAR. IF WE HAVE VACATIONS PLANNED FOR THE EARLY PART OF 1999, SHOULD WE BE CONCERNED ABOUT CARRYING OVER DAYS?

          Under the Nationwide vacation and sick leave plans, vacation and sick leave benefits are based on completed years of service as of the award date. Vacation is typically awarded each January 1, while, sick leave is awarded on a fiscal year basis each July 1. A separate vacation schedule/accrual applies to employees living in California. If you have vacation plans for the early part of 1999, we previously indicated that you have the option of carrying over up to 10 days of vacation from 1998. However, we also expect to make an award of vacation benefits to those employed as of January 1, 1999